Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2006, 2005 and 2004

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
Basic - assumes no dilution:
Net income for the period	$98,708	$77,273	$56,313

Weighted average number of common shares outstanding during the period	43,012	42,913	42,762

Net income per share - basic	$2.29	$1.80	$1.32

Diluted - assumes full dilution:
Net income for the period	$98,708	$77,273	$56,313
Interest expense, net of tax, on dilutive Senior Convertible Notes	1,336	2,737	2,737

Adjusted net income for the period	$100,044	$80,010	$59,050

Weighted average number of common shares outstanding during the period	43,012	42,913	42,762
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	114	136	58
Common stock units related to Deferred Equity Compensation Plan for Directors	214	192	159
Common stock units related to Deferred Compensation Plan for Employees	150	146	25
Restricted common stock units related to Incentive Compensation Plan	253	155	—
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	2,030	4,343	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	45,773	47,885	47,347

Net income per share – diluted	$2.19	$1.67	$1.25

Percentage of dilution compared to basic net income per share	4.4%	7.2%	5.3%